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                                  Exhibit 21.1

                       Subsidiaries of Triumph Group, Inc.

Triumph Group Holdings, Inc.

The Triumph Group Operations, Inc.

Advanced Materials Technologies, Inc.

Aerospace Technologies, Inc.

Kilroy Steel, Inc.

Kilroy Structural Steel Co.

Frisby Aerospace, Inc.

Special Processes of Arizona, Inc.

Triumph/JDC Company

Triumph Controls, Inc.

Triumph Group Foreign Sales Corporation